September 27, 2012

Mr. Robert S. Littlepage, Jr.
Accountant Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.

Re:         CareView Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
File No. 000-54090

Dear Mr. Littlepage:

CareView Communications, Inc. ("CareView" or the "Company") is providing this letter to you in response to your comment letter dated September 13, 2012 related to our Form 10-K for year ended December 31, 2011 and Form 10-Q for quarter ended June 30, 2012.  Your comments are listed herein with our responses immediately following.

Pursuant to your instructions in our conference call with your office on September 19, 2012, we are filing this correspondence to address your comments and to indicate proposed revisions to our previously filed Form 10-K for year ended December 31, 2011 and Form 10-Q for period ended June 30, 2012. After review of these responses, please let us know your decision regarding whether this information may be carried forward in our next Form 10-K and Form 10-Q filed or whether we need to file an amendment to either report.

Form 10-K for Fiscal Year December 31, 2011

Item 1.  Business, page 3

1.             We note your disclosure on page 4 and page 6 regarding the following agreements youentered into in 2011 and the beginning of 2012:
•
A Master Agreement with Hospital Management Associates, Inc. on March 8, 2011, under which HMA will use the CareView System in approximately 66 hospitals and under which you have already made over 3,000 installations in 46 HMA hospitals as of December 31, 2011;

•	A Pilot Agreement with Palmetto Health Richmond on October 19, 2011 under which you will install your CareView System for a six-month trial basis;
•	A Pilot Agreement with IASIS Healthcare on November 29, 2011 under which you will install your CareView System for a six-month trial basis.
•	An exclusive National Business Development Services Agreement with Relamatrix Group, Inc. beginning February 1, 2012.

Please file these agreements as exhibits per Item 601(b)(10) of Regulation S-K or provide your analysis of why you do not believe you are required to file them.

CareView Communications Inc. 405 State Highway 121 Bypass, Suite B-240, Lewisville, TX 75067 Phone: (972)943-6050
Fax: (972)403-7659 www.care-view.com

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Two

Regarding the Pilot Agreements with Palmetto Health Richmond and IASIS Healthcare, we did not include these agreements as exhibits because we believe they were entered into in the ordinary course of our business; however, pursuant to your comment, we plan to include a form of pilot agreement as an exhibit to our Form 10-Q for period ending September 30, 2012. We have included a copy as an exhibit to this response letter.

Regarding the Relamatrix agreement, we did not include this agreement as an exhibit because we believe it was entered into in the ordinary course of business; however, per your comment, we plan to include it as an exhibit to our Form 10-Q for period ending September 30, 2012. We have included a copy as an exhibit to this response letter.

Regarding the HMA agreement, we did not include this agreement as an exhibit because we believe it was entered into in the ordinary course of our business. In addition, we believe that its public disclosure would cause concern over possible competitive injury to the Company. To date, no party to the HMA agreement has publicly disseminated any of the confidential information contained therein (the "Confidential Information").  Copies of the HMA agreement have been carefully safeguarded at the facilities of each of the parties to the agreement, and attorneys, accountants, and other third parties who have received this agreement in the course of performing services for the parties have done so only under the strictures of confidentiality.  The Company objects to the public disclosure of the Confidential Information under 5 U.S.C. §552(a) on the grounds that it constitutes "trade secrets and commercial or financial information obtained from a person and privileged or confidential" pursuant to 5 U.S.C. §552(b)(4). The Company believes that public disclosure of the Confidential Information would be injurious to and would have an adverse effect on the business and competitive position of the Company in that hospitals and hospital groups considering a hospital agreement with the Company could unfairly use the Confidential Information as leverage to obtain equal or preferable terms and pricing.  The Company also believes that the public disclosure of the Confidential Information is not essential for the protection of its investors and that the omission of the Confidential Information does not render the Company's reports misleading.

2.
Please revise your filing to define or explain the difference between beds or unit referred to as deployed, those installed, and those billable, as the term "billable units" is used on page 61 of your filing.  To the extent that any of the terms can be used interchangeably, please use a single term consistently throughout your filing.  Furthermore, to provide context to your Management's Discussion and Analysis, please indicate the number of hospitals under contract, the number of hospitals billable, and the number of billable units broken out between billable Room Control Platforms and Nurse Stations.

For explanation purposes, the CareView System includes two components which are separately billed; the RCP or Room Control Platform and the Nurse Station (each component referred to as a "unit").  The term "bed" refers to each hospital bed as part of the overall potential volume that a hospital represents. For example, if a hospital has 200 beds, the total of those beds is the overall potential volume of that hospital. The term "bed" is often used interchangeably with "RCP" or "Room Control Platform" as this component of the CareView System consistently resides within each hospital room where the "bed" is located. There are typically three Nurse Stations per each 100 beds/RCPs. The term "deployed" means that the units have been delivered to the hospital. The term "installed" means that the units have been mounted and are operational. The term "billable units" refers to the aggregate of all units on which we charge fees. Units become billable once they are installed and the required

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Three

personnel have been trained in their use. Units are only deployed upon the execution of a Hospital Agreement or Pilot Agreement. We began using this terminology in an effort to better define and track the staging and billing of the individual components of the CareView System. To inform the reader of this terminology that will be used throughout our filings, we propose that the following disclosure be inserted as the third paragraph of Item 1. Business, Hospital Agreements currently beginning on page 14:

"The CareView System includes two components which are separately billed; the RCP or Room Control Platform and the Nurse Station (each component referred to as a "unit").  The term "bed" refers to each hospital bed as part of the overall potential volume that a hospital represents. For example, if a hospital has 200 beds, the aggregate of those beds is the overall potential volume of that hospital. The term "bed" is often used interchangeably with "RCP" or "Room Control Platform" as this component of the CareView System consistently resides within each hospital room where the "bed" is located. There are typically three Nurse Stations per each 100 beds/RCPs. The term "deployed" means that the units have been delivered to the hospital, but have not yet been installed at their respective locations within the hospital. The term "installed" means that the units have been mounted and are operational. The term "billable units" refers to the aggregate of all units on which we charge fees. Units become billable once they are installed and the required personnel have been trained in their use. Units are only deployed upon the execution of a Hospital Agreement or Pilot Agreement. This terminology is used in an effort to better define and track the staging and billing of the individual components of the CareView System."

In response to your comment, we propose to revise the subject disclosure on page 61 with the following:

"Revenue

Revenue increased $0.3 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010 due primarily to the Company’s entry into a Master Agreement with Hospital Management Associates, Inc. (HMA). Hospitals with billable units increased to 18 for the year ended December 31, 2011 as compared to 5 for the year ended December 31, 2010.   The increase of 13 hospitals is attributable to HMA. Billable units increased to 1,730 for the year ended Decemeber 31, 2011 as compared to 743 for the year ended Decemeber 31, 2010.

3.
Please reconcile your disclosure on page F-36, where you state that at December 31, 2011 the company has installations in 13 HMA hospitals, with your disclosure on page 4 that as of December 31, 2011 the company has made 3,283 installations in 46 HMA hospitals.  Further explain how these disclosures reconcile with your statement on page 15 that 4,345 of HMA's 9,500 beds were deployed and are in various phases of training and billing cycles.

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Four

To further clarify certain terminology associated with our business, a customer relationship begins with a signed Hospital or Pilot Agreement that defines the price per unit, the type of services provided, the number of hospitals covered (if part of a hospital system or group), the number of total beds available per each hospital and the number of beds for which they intend to use the CareView System. Once that is established, the units are deployed, installed and training is completed after which the hospital accepts the product and we begin to invoice the hospital for the billable units.  We track the staging and billing of the individual components under each hospital agreement by counting deployed units, installed units and billable units. The HMA agreement covers approximately 9,500 total beds available in their system of 66 hospitals. At December 31, 2011, there were 4,345 deployed units at 53 HMA hospitals.  Of that number, there were 3,283 installed units.  Of the 3,283 installed units, there were 1,000 billable units representing approximately $179,000 of revenue per month.

In response to your comments, we propose to revise the subject disclosure in Note M – Agreement with HMA to replace the last sentence with the following sentence:

"As of December 31, 2011, there were 4,345 deployed units to 53 HMA hospitals.  Of that number, there were 3,283 installed units.   Of the 3,283 installed units, there were 1,000 billable units representing $179,000 of revenue per month."

In response to your comments, we propose to revise the subject disclosure on Page 4 as follows:

"On March 8, 2011, the Company entered into a Master Agreement with Hospital Management Associates, Inc., a Delaware corporation ("HMA") under which HMA will use the CareView System™ in each of its 66 hospitals across the U.S.  As of December 31, 2011, HMA had 4,345 deployed units. Of that number, there were 3,283 installed units. Of the 3,283 installed units, there were 1,000 billable units.

Letter of Intent with Weigao Holding Company Limited, page 18

Per our conversation with your office, this heading was inserted in error and requires no response.

Major Customers, page 26

4.
Please identify your material customers that accounted for 10% or more of your revenues.  In this regard, please explain your statement that the loss of a single one of the hospitals would not have caused a material adverse effect when one of the hospitals accounted for 40% of your revenues for 2011.

In response to your comments, we propose to revise the subject disclosure as follows:

"Major Customers

The Company derives all of its revenues from hospitals. For the year ended December 31, 2011, 18 hospitals accounted for the all of Company’s revenue.

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Five

Three hospitals, namely Hillcrest Medical Center ("Hillcrest"), Southcrest Hospital ("Southcrest"), and Frisco Medical Center ("Frisco") generated approximately 40%, 14% and 12%, respectively, for a total of 66%, with no other hospital accounting for more than 10%. In January 2012, Hillcrest notified the Company of its desire to terminate its agreement.  Although Hillcrest provided 40% of the Company's revenue in 2011, it is estimated that Hillcrest would have accounted for less than 10% of the anticipated revenues of 2012 due to an increase both in the number of hospitals under contract and the number of billable units. Therefore, it is anticipated that Hillcrest's termination will not have a material adverse effect on revenues for the year ended December 31, 2012. For the year ended December 31, 2010, Hillcrest and Frisco accounted for approximately 56% and 20% of the Company’s revenues, respectively, while no other hospital accounted for 10% or more of the Company’s revenues.  For the year ended December 31, 2009, the same two hospitals accounted for 38% and 61% of the Company’s revenues, respectively. For the years ended December 31, 2010 and 2009, the Company had limited customers and the loss of any one of them would have had a material adverse effect on the Company."

Loss of Major Customer and Impact on the Rockwell Agreement, page 69

Per our conversation with your office, this heading was inserted in error and requires no response.

Item 10, Directors, Executive Officers, and Corporate Governance, page 74

5.
Please revise your disclose [sic], for each director, the experience and qualifications that led the company to conclude that the individual should serve on the board.  Refer to Item 401(e)(1) of Regulation S-K.

Item 401(e)(1) of Regulation S-K requires us to "briefly describe the business experience during the past five years of each director…including each person's principal occupations and employment.  In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director for the registrant…."

Regarding the business experience disclosures for Tommy G. Thompson, Samuel A. Greco, Steven G. Johnson, and L. Allen Wheeler, we believe that we have met the disclosure requirements.

Regarding the business experience disclosures for Jeffrey D. Lightcap and Gerald A. Murphy, we propose to revise the subject disclosures as follows:

Jeffrey D. Lightcap – Director

Mr. Lightcap was elected as a Director of CareView on April 21, 2011 pursuant to the requirements of the loan agreements between HealthCor and the Company.   Mr. Lightcap is a Senior Managing Director at HealthCor Partners,

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Six

having joined HealthCor Partners in October 2006.  From 1997 to mid-2006, Mr. Lightcap served as a Senior Managing Director at JLL Partners, a leading middle-market private equity firm.  Prior to JLL  Mr. Lightcap served as a Managing Director at Merrill Lynch & Co., Inc. in charge of leverage buyout coverage for Merrill Lynch‘s mergers and acquisitions group.  Prior to joining Merrill Lynch, Mr. Lightcap was a Senior Vice President in the mergers and acquisitions group at Kidder, Peabody & Co. and briefly at Salomon Brothers. Mr. Lightcap received a B.E. in Mechanical Engineering from the State University of New York at Stony Brook in 1981 and in 1985 received an M.B.A. from the University of Chicago. Although Mr. Lightcap's election as a director was a stipulated requirement of our agreement with HealthCor, his experience with fundraising in the private equity market and his leadership skills exhibited throughout his career make him well-qualified to serve as one of the Company's directors.

Gerald A. Murphy – Director

On June 7, 2011, the Board of Directors of CareView Communications, Inc. (the "Company") elected Gerald L. Murphy as a director. Mr. Murphy was also named as a member of the Board's Compensation Committee. Since 1987, Mr. Murphy has served as President and Chief Executive Officer of Spectacular Attractions, Inc. d/b/a Murphy Brothers Exposition, an amusement carnival company providing outdoor amusements to state fairs and events nationwide, where he is responsible for managing large outdoor amusement events. Since 2009, Mr. Murphy has served as owner and managing member of C&A International, LLC, a manufacturing company, whereby he is responsible for management of operations and sales. Since 1984, Mr. Murphy has served as a director of Expo Waterpark, Inc., d/b/a Big Splash Waterpark, a family water park providing family entertainment, where he is responsible for management of the Waterpark.  Since 1987, Mr. Murphy has served as a director of Flamingo Travel Service of Oklahoma, Inc., a corporate travel agency.  At CareView's inception, Mr. Murphy made introductions to individuals and entities interested in making financial investments in a start-up company. He continued to be integral to the Company in its development of CareView's business model and the funding thereof.  Knowledge of the Company and its management since inception, coupled with Mr. Murphy's management experience in many successful ventures, make him well-qualified to serve as one of the Company's directors.

Committees of the Board, page 80

6.
Please revise to disclose the standard by which the independent of company directors is determined and state whether each director would be considered independent under that standard.  Refer to Item 407(a)(l)(ii).

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Seven

The Company's Common Stock trades on the OTCQB which does not have any standard for nor requires any independent directors. Further, the Board of Directors has not adopted any standard to determine independence of Board members. The Board has, however, determined that because its current Board members are either officer-employees and/or large shareholders of the Company, no present Board member is independent utilizing the standards of any national securities exchange or inter-dealer quotation system. To provide extra information to its shareholders, the Company has chosen to make a disclosure about whether it considers the directors that serve on its Audit and Compensation Committees to be independent.  As such, the disclosure about independent directors on those committees was satisfied by the following sentence that is contained in each section:  "Although the Company's Board of Directors believes the members will exercise their judgment independently, no member is totally free of relationships that, in the opinion of the Board of Directors, might interfere with their exercise of independent judgment as a committee member."  As no disclosure standard needs to be met regarding director independence, we believe the information provided by the Company relating to independence does not require revision.

Signatures, page 102

7.	Please confirm to us that the principal accounting officer or controller signed this Form 10-K and in future filings identify that person as such. See the General Instruction D.2 to Form 10-K.

Anthony Piccin serves as the Company's Chief Financial Officer and signed the Form 10K.  As such, he is the Company's principal accounting officer.  In response to your comment, the Company will identify Mr. Piccin as the Company's principal accounting officer in future filings.

Note B – Summary of Significant Accounting Policies, page F-8

Allowances for System Removal, page F-10

8.
You include discussion of allowance for system removal within the significant accounting policy section of your footnotes, but you state that no allowance has been established as of December 31, 2011, despite your growing number of installed units.  Please explain why you have not established an allowance. Include discussion of any contractual obligations with regard to removal of your systems.

The Company's business grew significantly in 2011, primarily due to the inception of the HMA agreement through which the Company obtained a majority of its billable units beginning in July 2011. We evaluated our need for a removal reserve allowance based on several factors including contract status, customer satisfaction of system and collectability of billable units.  At December 31, 2011, the HMA volume that contributed to the growth in our business was not impacted by any of the above mentioned factors; therefore, we felt the exposure and need to calculate any reserve for HMA hospitals was unnecessary.

Regarding Hillcrest (a non-HMA customer) specifically, it notified us in January 2012 that it desired to terminate its agreement. We determined that even though we are not contractually obligated to remove the equipment if the agreement was not renewed, the billable units are still titled to CareView

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Eight

and therefore, we would incur the cost to uninstall. A reserve for the estimated cost of equipment removal was not recorded as a liability on the consolidated financial statements as of December 31, 2011, as the amount of such estimated cost was not material.   See Note W page F-50 with regard to loss of major customer.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

9.	Please revise to identify the hospital underlying one of your Project LLC's that terminated its hospital agreement.

We propose to revise the subject disclosure in FOOTNOTE I as follows to identify Hillcrest Medical Center as the hospital that terminated its hospital agreement.

"Hillcrest Medical Center, one of the Company’s Project LLCs, notified the Company of its desire to terminate its hospital agreement.  This termination, effective January 27, 2012, results in the loss of monthly revenue totaling approximately $20,000, which revenue was used to make payments on its indebtedness to the Rockwell Holdings.  The Company will incur de-installation costs of approximately $26,000 for removing its equipment from the hospital premises.  As of June 30, 2012, the Company’s LLCs’ indebtedness to Rockwell Holdings totaled approximately $905,000."

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Overview, page 23

10.
Please expand your MD&A to include discussion of the loss of one of your Project LLC hospitals and how you anticipate the loss will affect your results and related trends, if significant.  Also explain the facts and circumstances surrounding your write-off of $33K of revenue related to Saint Joseph Hospital disclosed on page 26.  To the extent that any known trends or uncertainties such as changes in any of your other hospital agreements, negotiations or relationships, have had, or you reasonably expect will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, please discuss in detail within MD&A.  Refer to Item 303 of Regulation S-K.

We propose to expand our disclosure by including the following as the last paragraph under Hospital Agreement and Pilot Update:

"Effective January 27, 2012, Hillcrest notified the Company that it desired to terminate its contract which resulted in the loss of monthly revenue totaling approximately $20,000, which revenue was used to make payments on its indebtedness to Rockwell Holdings. The Company will incur de-installation costs of approximately $26,000 for removing its equipment from the hospital premises. No reserve for the ultimate cost of equipment removal was recorded at December 31, 2011 as it was determined to be immaterial to the presentation of the financial statements."

Mr. Robert S. Littlepage, Jr.
September 24, 2012
Page Nine

We propose to revise the subject disclosure on page 26 to read as follows:

"Revenue

The increase in revenue of $361,000 for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011, was primarily a result of the Company’s entry into a Master Agreement with Hospital Management Associates, Inc. (HMA) in March 2011.  During the second quarter of 2011, the Company determined that it could not provide the services desired by St. Joseph's Medical Center ("St. Joseph's").  The Company and St. Joseph's mutually agreed to terminate the hospital agreement and CareView arranged to remove the installed and billable units and write-off prior billings. Revenue for the  three months ended June 30, 2011 was negatively impacted by the $33,000 write-off for St. Joseph's.

Hospitals with billable units increased to 49 for the three months ended June 30, 2012 as compared to four (4) for the comparable period for the prior year.  Of the 49 hospitals with billable units on  June 30, 2012, HMA hospitals accounted for 45 of the total.  Billable units totaled 3,441 on June 30, 2012 as compared to 636  on June 30, 2011.

The Company knows of no known trends or uncertainties related to other hospital agreements, negotiations or relationships that have had, or could reasonably be expected to have, a material impact, favorable or unfavorable, on net revenues or income from continuing operations."

Hospital Agreement and Pilot Update, page 25

11.
In the Historical Overview section on page four of your Form 10-K for the fiscal year ended December 31, 2011, you disclose that you entered into a Pilot Agreement with Palmetto Health on October 19, 2011 that involved the installation of your CareView System in 100 beds for a six-month trial basis, which could lead to the opportunity to contract for approximately 1,538 beds.  You do not appear to have discussed the status of this pilot program in either of your subsequent Forms 10-Q.  Please revise your disclosure to provide an update on the status of this pilot program, as well as update as to the current status of the IASIS pilot program.

We propose to expand and replace the subject disclosure in our Form 10-Q for period ended June 30, 2012 as follows:

"Hospital Agreement and Pilot Update

At June 30, 2012, the Company had approximately 5,325 deployed units, the majority of which are billable units. Excluding HMA hospitals and all pilot agreements, the Company's other six (6) hospital agreements cover an aggregate of 464 deployed units as of June 30, 2012. HMA hospitals represent an aggregate of 9,500 beds of which over half are deployed units.

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Ten

On October 19, 2011, the Company entered into a pilot agreement with Palmetto Health Richland ("Palmetto") on a six-month trial basis for approximately 100 units. Palmetto subsequently informed the Company that it needed to concentrate on the completion of its electronic medical record implementation before it could begin with the pilot program.  To date, the Company has no deployed units at Palmetto and Palmetto has not communicated with the Company regarding an estimated deployment date.

On November 29, 2011, the Company entered into a Pilot Agreement with IASIS Healthcare, a leading owner and operator of 18 acute care hospitals in high-growth urban and suburban markets in seven states ("IASIS").  Under the Pilot Agreement, CareView was to install its CareView System™ for a six-month trial basis in approximately 500 beds in three hospitals located in Arizona and Texas. Ultimately, the Company installed units for approximately 600 beds.  Although the trial is continuing, the Company is in the process of negotiating a hospital agreement with IASIS and anticipates that it will be finalized in the fourth quarter 2012 which could place approximately 4,376 units under agreement.

In February 2012, the Company filed an application with the General Services Administration to become a preferred service provider to the Veteran's Hospital Administration ("VA") and Department of Defense ("DOD") hospitals. The Company anticipates that it will receive positive confirmation of GSA acceptance in the fourth quarter 2012 leading to the opportunity to contract with VA and DOD hospitals for an aggregate of approximately 40,000 beds.

The Company recently extended proposals to five (5) additional hospitals potentially leading to the opportunity to install and provide patient services for approximately 9,700 beds."

Liquidity and Capital Resources, page 29

12.
Please expand your disclosure to provide a discussion of changes in your cash flows from operating activities, investing activities and financing activities.  Discuss known events, trends and uncertainties, such as increased levels of installations due to the Hospital Management Associates general agreement and the loss of one of the Project LLCs customers (identifying the customer).  Provide qualified disclosure regarding your planned capital expenditures and commitments, including debt payments.

We propose to expand the subject disclosure as follows:

"Liquidity and Capital Resources"

We began the operation of our current business plan in 2003 and have not yet attained a level of revenue to allow us to meet our current overhead.  Our ability

Mr. Robert S. Littlepage, Jr.
September 27, 2012
Page Eleven

to achieve future operating profitability is directly related to our success in obtaining new hospital agreements resulting in billable units and our ability to control and effectively manage operating costs. At the time of filing, the Company had five (5) outstanding proposals totaling approximately 9,700 beds.    With the combination of new business (including the opportunity to contract with IASIS for approximately 4,376 beds) and the ongoing deployment and installation of units under our existing hospital agreements, the Company believes it will have sufficient sales demand in order to achieve future operating profitability by the end of June, 2013. The Company estimates it will achieve operating profitability with approximately 11,000 to 12,000 billable units; however, due to conditions and influences out of the Company's control including the current state of the national economy, the Company cannot guarantee that profitability will be achieved or that it will be achieved in the stated time frame.

As of June 30, 2012, CareView’s working capital was $7.9 million with $8.3 million cash on hand, our accumulated deficit was $56.0 million and our stockholders’ equity was $9.8 million.

During the six months ended June 30, 2012, we generated cash of approximately $5,799,000 through debt financing with HealthCor, as previously described ($5,000,000), collection of accounts receivable (approximately $779,000) and the exercise of Options (approximately $21,000).  Expenditures during that period totaled approximately $6,049,000, comprised of human resources related costs (approximately $1,880,000), purchase and installation of equipment (approximately $896,000), repayment of debt (approximately $42,000) and other operating costs (approximately $3,231,000).  Our net change in cash for the six months ended June 30, 2012 was approximately $250,000.

From an operating cash flow standpoint, our agreement with HMA has generated approximately $681,000 in revenue for the six months ended June 30, 2012 compared to $0 for the same period in 2011.  As more fully described in this section below, Hillcrest, a non-HMA hospital, terminated its agreement which resulted in the loss of monthly revenue of approximately $20,000; however, the projected loss has been replaced by the billable units at HMA hospitals.  From an investing cash flow standpoint, future HMA installed units, as well as other existing hospital agreements and potentially a portion of future hospital agreements, will be supported through existing units purchased between October 2011 through January 2012.   The Company has a loan agreement with Comerica (see FOOTNOTE O) under which the Company can utilize new and existing hospital agreements to establish value in order to borrow against a $20 million revolving line of credit to support future capital expenditures necessary for future installed units. The Company primarily supports its operating expenses with its cash on hand, operating cash flow generated from billable units and from collecting previous invoices due from existing customers. At the

Mr. Robert S. Littlepage, Jr.
September 24, 2012
Page Twelve

date of filing, the Company did not have any material outstanding commitments to purchase capital expenditures, had not borrowed against the revolving line of credit with Comerica, nor had planned any other material debt repayments."

13.
You state that you do not contemplate attaining profitable operations until the late fourth quarter of 2012.  Please expand your disclosure to explain what milestones need to be met in order to reach operating profitability by the end of the fourth quarter and the likelihood that you will meet those milestones.

We propose to expand this disclosure by the inclusion of the first paragraph under Liquidity and Capital Resources as indicated in our response to item 12 above.

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CAREVIEW COMMUNICATIONS, INC.

/s/ Samuel A. Greco

Samuel A. Greco
Chief Executive Officer

Encls.

Exh. 1 - Pilot Agreement, form of
Exh. 2 - Relamatrix Agreement

Exhibit 1

Pilot Products and Services Agreement

This Product and Services Agreement (this “Agreement”) is made and entered into as of ___________________, 20___ by and between CareView Communications, Inc. (the “Provider”) and ________________________ (the “Hospital”).

1. PRODUCTS AND SERVICES PROVIDED; AUTHORIZED USER REQUIREMENTS; MONTHLY FEES AND REVENUES

1.1 Products and Services Provided; Permitted Users. This Agreement sets forth the terms and conditions on which the Provider shall provide its products (collectively, the “CareView System®”) and services (collectively, the “Services”) to the Hospital. For this Pilot Agreement, the CareView System currently consists of the primary package (the "Primary Package") as indicated on Exhibit A.

1.2 Compliance with Laws and Regulations. The Hospital, for itself and on behalf of its employees, officers, agents, subcontractors, Authorized Users and any other person expressly authorized to use the CareView System pursuant to the terms of this Agreement agrees to use the CareView System in a manner consistent with all applicable professional and ethical standards and requirements, local, state, and federal Laws, and otherwise in accordance with the terms of this Agreement.

1.3 Definition of Authorized User. For purposes of this Agreement, the term the “Hospital” shall include each Authorized User and the Hospital is liable and responsible for ensuring an Authorized User’s compliance with this Agreement.

2. CAREVIEW EQUIPMENT

2.1  Description. In order to use the CareView System, it will be necessary for the Provider to install the "CareView Equipment", which consists of the room communications platform (“RCP”), nurse’s monitoring station, head-end control server, any and all cameras installed as part of the CareView System and the Provider’s proprietary software. The room communications platform is located in each room. The Nurse’s Station contains a specifically-configured touch screen monitor and controller.  The head-end control server is located at the Hospital’s demarcation point of the cable television plant. A detailed schedule of the CareView Equipment covered by this Agreement will be provided upon completion of the installation.

2.2  Ownership. None of the CareView Equipment shall be deemed fixtures or part of the Hospital’s realty.  The Provider shall at all times retain any and all right, title and interest in and to the CareView Equipment.  The Provider’s ownership shall be displayed by notice, plaques or inscription contained on the CareView Equipment. The Hospital shall have no right to pledge, sell, mortgage, give away, remove, relocate, alter or tamper with the CareView Equipment (or any notice of our ownership thereon) at any time.  The Provider shall have the right to make such filings as are necessary to evidence its ownership rights in the CareView Equipment, and the Hospital agrees to execute any reasonably necessary documents for the Provider to make such filings.

2.3  Deployment and Costs. The Provider will provide a Pre-Deployment Checklist that requests site, system and equipment information that must be completed prior to installation. This will allow the Provider to identify existing conditions before starting any installation work and provide an opportunity to update or condition the cable plant. It shall be the responsibility of the Hospital to insure that the CATV plant meets or exceeds the requirements specified on the Pre-Deployment Checklist.  Should the Hospital wish to have the Provider bring the existing CATV plant to required specifications, the Provider will charge the Hospital for the costs and fees associated with bringing the existing CATV plant to required specifications.  In any event, the cost of attaining the needed specification level will not exceed one hundred dollars ($100) per room at the cost to the Hospital.  During the inspection, if abnormal conditions (such as asbestos) are discovered, the parties may agree in their respective sole discretion to explore alternative network arrangements.

2.4  Installation.  The Provider will be responsible for installing all CareView Equipment in the Hospital rooms, nursing stations and all areas where CareView Equipment is to be utilized at no cost to the hospital.  The Hospital will make available for installation those rooms, nursing stations and areas so that the scheduled installation may be completed within a one week period.  The installation of the CareView Equipment shall be performed so as not to disrupt or interfere with the Hospital’s operations or patient care.

2.5  Insurance.  The Hospital agrees to provide property, theft and casualty insurance on the CareView Equipment installed on the Hospital property up to amounts of $1,000,000 per occurrence and $3,000,000 in the aggregate.

2.6  Equipment Attachment.  The Hospital shall not attach any electrical or other devices to or otherwise alter the CareView Equipment without the Provider’s prior written consent.

2.9  Training. The Provider provides initial basic training for Authorized Users. Further, the Provider will train a designated official(s) of the Hospital to provide continuing education on the use of the CareView System.

3. NETWORK COMMUNICATIONS

The Hospital agrees to provide an appropriate, dedicated connection to the internet for the CareView System and CareView Equipment in accordance with the specifications provided by the Provider to the Hospital.  If any additional connection is required for operation of the CareView System and/or CareView Equipment in accordance with the terms of this Agreement, the Hospital agrees to provide such connection.  The Hospital agrees to provide and maintain the Return Path for the exclusive use of the Provider.

4. PRIVACY POLICY

The Provider agrees to comply with the Hospital’s Privacy Policy; as such policy may be amended from time to time.

5.  OPERATIONS

Except as provided for under this Agreement or applicable law, the Provider is not responsible for maintaining data arising from use of the CareView System. The Provider will handle and maintain data in accordance with its standard operating procedures. The Provider is not responsible for transmission errors or corruption or compromise of data carried over local or interchange telecommunication carriers.

6. DURATION; DEFAULT AND TERMINATION OF AGREEMENT

(a)           This Agreement shall commence on the date hereof and will continue for a term of six (6) months (the “Term”), and may be extended by 30 days if both parties provide their written approval.  Upon the expiration of this Agreement, the Hospital will, at its sole discretion, decide to install the CareView System in its hospital rooms or terminate this Agreement in which case the Hospital  will destroy all copies of CareView Materials in the Hospital’s possession, return all CareView Equipment and cease any access to or use of the CareView System.  The Hospital hereby grants a license to enter onto the Hospital property for the purpose of removal of the CareView Equipment following the expiration or earlier termination of this Agreement.

7. LEGAL NOTICES

7.1 LIMITATION OF LIABILITIES. IN NO EVENT SHALL THE PROVIDER, NOR ANY OF ITS SHAREHOLDERS, AFFILIATES, SUBSIDIARIES, DIRECTORS, MANAGERS, EMPLOYEES OR OTHER REPRESENTATIVES BE LIABLE FOR ANY DIRECT DAMAGES IN EXCESS OF THE FEES PAID DURING THE PRECEDING TWELVE (12) MONTHS. IN ADDITION, TO THE MAXIMUM EXTENT PERMITTED BY LAW, AND EXCEPT FOR THE PROVIDER'S AND THE HOSPITAL’S INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT, IN NO EVENT SHALL THE PROVIDER, THE HOSPITAL NOR ANY OF THEIR SHAREHOLDERS, AFFILIATES, DIRECTORS, MANAGERS, EMPLOYEES OR OTHER REPRESENTATIVES BE LIABLE FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSS OF USE, LOSS OF PROFITS, INTERRUPTION OF SERVICE OR LOSS OF DATA, WHETHER IN ANY ACTION IN WARRANTY OR CONTRACT.

7.2 WARRANTIES. THE CAREVIEW SYSTEM AND ANY PRODUCTS OR SERVICES CONTAINED THEREIN ARE PROVIDED "AS IS". THE PROVIDER HEREBY DISCLAIMS AND EXCLUDES ALL IMPLIED WARRANTIES OF ANY KIND.  THE PROVIDER DOES WARRANT THAT THE CAREVIEW SYSTEM AND ANY PRODUCTS OR SERVICES CONTAINED THEREIN WILL SATISFY THE HOSPITAL’S REQUIREMENTS FOR SUCH PRODUCTS AND SERVICES AS DESCRIBED IN SECTIONS 2, 3 AND 4 OF THIS AGREEMENT. THE PROVIDER DOES NOT WARRANT AGAINST HUMAN OR MACHINE ERRORS, OMISSIONS, DELAYS, INTERRUPTIONS OR LOSSES, INCLUDING LOSS OF DATA.

7.3 NON-INFRINGEMENT.  THE CAREVIEW SYSTEM AND ANY INFORMATION, PRODUCTS OR SERVICES CONTAINED THEREIN DO NOT INFRINGE IN ANY WAY UPON ANY KNOWN THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, PATENTS OR TRADEMARKS.

7.4  CERTAIN JURISDICTIONS. TO THE EXTENT ANY OF THE LIMITATIONS OF LIABILITY OR DISCLAIMERS OF WARRANTIES PROVIDED IN THIS SECTION 7 ARE RESTRICTED BY APPLICABLE LAW IN CERTAIN JURISDICTIONS, SUCH LIMITATIONS OF LIABILITY SHALL NOT APPLY IN SUCH JURISDICTIONS TO THE EXTENT OF SUCH RESTRICTIONS.

8. INTELLECTUAL PROPERTY

8.1 Copyright Materials and Other Intellectual Property. The information available through the CareView System is the property of CareView or its licensors and is protected by United States copyright, trademark, and other intellectual property laws and may be displayed, reformatted, and printed only for the Hospital’s personal, non-commercial use.  The Hospital agrees not to reproduce, retransmit, distribute, disseminate, sell, publish, broadcast, or circulate the information owned by CareView, the Provider or their respective licensors received through the CareView System to anyone, including but not limited to others in the Hospital’s organization who is not authorized to use the CareView System pursuant to Section 1.1 of this Agreement.  Any copy made of information obtained through the CareView website must include the copyright notice. Use, reproduction, copying, or redistribution of CareView’s logos is strictly prohibited without prior written permission from CareView. All software and accompanying documentation made available for download from the CareView System is the copyrighted work of CareView or its licensors. The copyright holder retains software and documentation ownership.  Ownership of CareView's or the Provider’s intellectual property is not transferred to the Hospital; rather, the Hospital is granted a non-exclusive license to use the CareView System and the software and documentation constituting the CareView System during the term of this Agreement.

8.2 Trademarks. CareView System®, PatientView®, BabyView®, PhysicianView®, SecureView®, NurseView®, NetView®, ProcedureView® and EquipmentView®  are each registered or pending trademarks of CareView. All other CareView Services, service names and proprietary tools, including, but not limited to CareView, are trademarks of CareView.  All other brands and names are the property of their respective owners. Nothing contained on the CareView System should be construed as granting any license or right to use any trademark displayed on this site without the express written permission of CareView, the Provider and such third-party that may own the trademark.

8.3 Patents. Various aspects of the CareView System are subject to United States patents and patents pending. Any use of these patented assets is prohibited without the express prior written consent of CareView and the Provider, except as allowed by the Agreement.

8.4 Limited License. Subject to the terms of this Agreement, CareView and the Provider hereby grants the Hospital a limited, revocable, non-transferable and non-exclusive license to use the software, network facilities, content and documentation on and in the CareView System to the extent, and only to the extent, necessary to access, explore and otherwise use the CareView System pursuant to the terms of this Agreement. Such non-exclusive license shall automatically expire upon the termination of this Agreement.  The Hospital agrees not to reproduce or copy any documentation, content, text, data, graphics, images, audio or video clips, interfaces or other materials or works of authorship (collectively, the “CareView Material”) in or on the CareView System unless such reproduction or copying is expressly restricted or limited with respect to the CareView Material.

The non-exclusive license granted herein does not permit the Hospital, and the Hospital agrees not to: (a) modify, translate, reverse engineer, disassemble, decompile or create derivative works of the CareView Material or any other part of the CareView System or allow a third party, whether directly or indirectly (including, but not limited to the direct or indirect use of wizards, agents, bots, or other utilities), to modify, translate, reverse engineer, disassemble, decompile or create derivative works of the CareView Material or any other part of the CareView System, except as expressly permitted in writing by CareView or by law; or (b) transfer, distribute, sell, lease, rent, disclose or provide access to the CareView Material or any other part of the CareView System to any third party or use the CareView Material or CareView System and hardware to provide service bureau, time sharing or other services to third parties. Any change or alterations to this limited non-exclusive license are to be incorporated into the License Addendum attached hereto.

9. MISCELLANEOUS

9.1 Indemnity.  THE HOSPITAL AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS CAREVIEW AND THE PROVIDER, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, LICENSORS, SUPPLIERS AND AFFILIATES FROM AND AGAINST ALL LOSSES, LIABILITY, EXPENSES, DAMAGES AND COSTS, INCLUDING REASONABLE ATTORNEY’S FEES, ARISING OUT OF OR RELATED TO ANY BREACH OF THE TERMS OF THIS AGREEMENT, THE HOSPITAL’S RELATIONSHIP WITH A PATIENT, ANY NEGLIGENT OR WRONGFUL ACTION OR OMISSION BY THE HOSPITAL RELATED TO THE HOSPITAL’S USE OF OR PROVIDING OF SERVICES THROUGH THE CAREVIEW SYSTEM AND/OR THE CAREVIEW EQUIPMENT, OR ANY NEGLIGENT OR WRONGFUL USE OF CAREVIEW’S SERVICES OR THE CAREVIEW EQUIPMENT BY THE HOSPITAL, ANY AUTHORIZED PERSON OR ANY OTHER PERSON ACCESSING THE HOSPITAL’S ACCOUNT. THE PROVIDER AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE HOSPITAL, THE HOSPITAL’S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, AND AFFILIATES FROM AND AGAINST ALL LOSSES, LIABILITY, EXPENSES, DAMAGES AND COSTS, INCLUDING REASONABLE ATTORNEY'S FEES, ARISING OUT OF OR RELATED TO (i) ANY NEGLIGENT OR WRONGFUL ACTION OR OMISSION BY THE PROVIDER RELATED TO THE PROVIDING BY THE PROVIDER OF THE CAREVIEW SERVICES, (ii) THE UNAUTHORIZED USE OR ACCESS TO ANY PROTECTED HEALTH INFORMATION, (iii) ANY CLAIMS OF INFRINGEMENT OF ANY THIRD PARTY'S INTELLECTUAL PROPRETY RIGHTS, PATENT OR TRADEMARK IN CONNECTION WITH THE CAREVIEW SYSTEM, OR (IV) ANY BREACH OF THIS AGREEMENT.

9.2 Survival. The provisions of Sections 4 (Privacy Policy), 7 (Legal Notices), 9.1 (Indemnity), and any liabilities or payment obligations that have accrued prior to termination, shall survive any termination of this Agreement. All licenses granted by CareView and the Provider under this Agreement shall be automatically revoked as of the termination of this Agreement.

9.3 Notice. Any notice, request, demand, statement, authorization, approval or consent made hereunder shall be in writing and shall be sent by Federal Express, or other reputable courier service, or by postage pre-paid registered or certified mail, return receipt requested, and shall be deemed given when received or refused (as indicated on the receipt) and addressed as follows:

If to the Provider:

CareView Communications, Inc.
405 State Highway 121 Bypass, Suite B-240
Lewisville, TX  75067
Attn:  Samuel A. Greco, Chief Executive Officer

If to the Hospital:
                ____________________________________

                ____________________________________
                ____________________________________

Attn:________________________________

9.4 Entire Agreement. This Agreement, together with any Exhibits attached hereto and the Provider and CareView rules or policies referred to herein, represents the complete agreement between the Hospital and the Provider concerning the subject matter hereof, and it replaces all prior oral or written communications concerning such subject matter.

9.5 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any choice of law rules that may give a contrary result.  The Hospital agrees that any legal action or proceeding between CareView and the Hospital for any purpose concerning this Agreement shall be brought exclusively in a court of competent jurisdiction sitting in Texas. The Hospital agrees to submit to the personal jurisdiction of, and that venue is proper in, any federal or state court in Texas.

9.6 Confidentiality.  The Hospital agrees to keep the particulars of this agreement confidential and to only share this document, its terms and conditions, features and options within the internal organization of the Hospital and/or related governing bodies.

9.7  Press Release.  The parties shall not publicize the existence of this pilot program without the review and approval of the other party.  Provider will develop a press release to issue regarding the execution of this Agreement and will provide such release to Hospital for review and approval.  Given the requirements placed upon the Provider as a publicly owned reporting company, the Hospital agrees to provide any comments on the Provider’s press release in a timely manner so that Provider can comply with its disclosure regulations.

IN WITNESS WHEREOF, this Agreement is effective as of the __ day of ________, 201___.

[LEGAL NAME OF THE HOSPITAL]

Signature:____________________________________	Signature:_________________________________________
Name:	Name:____________________________________________
Title:	Title:_____________________________________________

Date:________________________________________	Date:_____________________________________________

CareView Communications, Inc.
A Texas Corporation

Signature:____________________________________
Name: Samuel A. Greco
Title: Chief Executive Officer

Date:________________________________________

EXHIBIT A

SERVICE DESCRIPTION

I.	Primary Package
a.
Basic Service – SecureView, PhysicianView, Virtual Bed Rails, CareView Fall Management Program, FacilityView, and NurseView shall be the Primary Package of product offerings contained within this agreement.  (see Section 2.1 through 2.6)

b.	The Primary Package Fee
i.	Basic Service: A monthly fee of $0.00 per RCP installed.

II.	Pilot Project
a.	The Hospital agrees, during the term of this agreement, to measure the following:
i.	Patient Falls Statistics in CareView and Non-CareView beds
ii.	Reduction in sitter costs resulting in the use of the CareView Sitter
Application.
iii.	All other areas the hospital decided to impact utilizing the CareView System.
iv.
The Hospital agrees to report on the results of all that is measured in c above, each month to CareView.  CareView will be allowed to use the results in its general marketing material without mention of the hospital's name.  If the hospital is to be named, the hospital must first be notified and provide its written permission before any public disclosures are made.

III.	Installation and Training Fee.
a.	Installation and Training: A one-time fee of $0.00 to be paid on the Date of Fee Commencement.

Exhibit 2

Relamatrix National Business Development Services Agreement

This agreement is made between Relamatrix Group, Inc. (referred to as “RMG”) with its principal place of business located at 225 Broadway, New York, NY 10007 and CareView Communications, Inc. (referred to as “CVC”), whose Corporate office is located at 405 State Highway 121 Bypass, Lewisville, Texas, 75067 under the following terms and conditions:

The Nature of Engagement

RMG’s on-going business development process, referred to as the Corporate Ambassador Program, is designed to build a foundation for long-term revenue growth through the facilitation of business opportunities with Provider organizations and the gathering of intelligence at the highest-levels of healthcare management.  RMG shall provide CVC with its exclusive services during the term of this agreement and will not represent any other company providing the same or similar solutions without specific written approval by CVC.

RMG’s Responsibilities

i.	Identify viable contract award opportunities for the sale, endorsement, promotion, partnership, and/or distribution of CVC products/services;
ii.
RMG shall use its best efforts to assist CVC in refining its marketing material, presentation capabilities and client proposals by making recommendations to improve targeting, messaging and effectiveness based upon Ambassador and/or target client feedback;

iii.
RMG shall endeavor to have its Ambassadors help CVC in the actual pursuit process as time permits reviewing proposals, if requested; and making recommendations on the best sales approach with particular targets. RMG will not be responsible for the preparation or production of any actual proposals;

iv.
Facilitate business presentations for CVC with interested and informed decision-makers at targeted entities and/or potential strategic partners by guaranteeing to have FOUR (4) Corporate Ambassadors providing their services to CVC unless additional Ambassadors are to be engaged pursuant to Schedule A. RMG at its own cost, expense and discretion may engage additional Corporate Ambassadors for special business development projects as it deems necessary to meet the benchmarks as outlined in this agreement to insure compliance and satisfactory performance;

v.	Provide a Corporate Ambassador who shall attend any initial presentations, whenever appropriate and reasonably available;
vi.	Gather and convey intelligence for the purposes of assisting CVC to make strategic marketing decisions, whenever appropriate and reasonably available;
vii.
Provide email activity reports based upon information received from RMG’s Corporate Ambassadors on a regular, on-going basis so as to provide CVC with a summary of RMG’s business development activity being undertaken as well as to be able to provide market intelligence gathering at targeted integrated healthcare systems and/or authorized hospital targets being undertaken on  CVC’s behalf;

viii.
Participate in pre-arranged telephonic conferences so as to provide CVC with on-going business development activity progress reports; arranging for pre-meeting telephonic conferences with CVC executives prior to any RMG facilitated meeting with approved hospital targets so as to provide last minute market intelligence obtained by the RMG ambassador.

ix.
RMG shall be prohibited from disclosing, copying and/or distributing any confidential material, proposals, or data deemed confidential by CVC and obtained by it as a result of its services to be provided under this agreement, to any third party or organization except in the ordinary course of business without the specific written consent of CVC during the term of this agreement, any such breach of this provision shall be deemed a material breach of this agreement subjecting RMG to an action for damages.

x.
RMG, if requested by CVC,  agrees to help organize a meeting bringing together RMG’s senior corporate ambassadors providing services under this agreement upon a mutually agreed date/time so as to help provide CVC with an opportunity to gain insightful information about current trends affecting the hospital industry by interacting with RMG’s ambassadors during such a Conference.  Expenses for such a Conference, except for any Ambassador consulting fees to be paid by RMG, shall be the responsibility of CVC.

RMG’s Representations and Expectations

i.
RMG recognizes that only viable business opportunities for CVC will be facilitated defined as a business presentation with a C-suite informed hospital decision-maker in a targeted entity and/or strategic partner;

ii.	RMG agrees that all available goodwill with and/or access to decision-makers will be appropriately utilized to assist CVC pursue and close deals;
iii.
Existing Corporate Ambassadors will be accessed and new Corporate Ambassadors will be proactively recruited throughout the term of this agreement to ensure the terms of this agreement are met. CVC acknowledges that from time to time members of any Corporate Ambassador team may elect to resign from such team for any number of professional reasons including accepting full time employment, at which time RMG shall replace the resigning ambassador upon receiving CVC’s written consent with a suitable replacement.

CVC’s Responsibilities

i.	Set forth the criteria to guide RMG in the identification of business development targets and potential strategic partners;
ii.
Notify RMG after submitting any proposal to a RMG relationship and advise RMG if, and when, it secures a contract from any new business account developed for CVC under this contract by RMG; and provide RMG with the necessary information to enable it to determine the value of the contract awarded to it as a result of RMG’s services;

iii.
Provide sufficient administrative and marketing support including providing RMG sufficient amount of marketing material in the form of brochures, Power Point presentations and/or other materials that could be left with decision makers during the development process; and arrange for suitable Ambassador training so as to educate mutually selected Ambassadors about CVC’s solutions and services.

iv.
Work with RMG to mutually select potential hospital accounts out of its relationship base but understands that some or all of those mutually selected targets may not be interested in pursuing a relationship with CVC therefore requiring RMG to expand any potential target lists to include prospects that meet the overall benchmarks to be mutually agreed upon; and any target list to be updated on a quarterly basis.  CVC will, at its sole discretion, approve any candidate proposed by RMG in writing prior to RMG allowing the candidate to provide any business development consulting services under this agreement as a designated ambassador on behalf of CVC

v.
When RMG facilitates meetings for CVC with senior “C” level executives at a proposed hospital target entity, use its best efforts to have meetings conducted by CVC’s  senior sales/management personnel to ensure timely submission of any proposals as well as closure of the opportunity;

vi.
Transfer and/or make all payments due to RMG on the 1st of any month by electronic wire to RMG’s designated depository in a timely fashion providing sufficient documentation with such payments indicating its nature and source. Failure to make timely payments as set forth under Schedule A shall enable RMG to suspend its consulting services upon providing (10) days written notice to CVC.

CVC’s Representations and Expectations

i.	CVC recognizes that this agreement may not represent a short-term sales solution;
ii.	CVC recognizes that the Corporate Ambassador Program does not replace, but rather relies on the efforts and capabilities of CVC’s existing marketing and sales infrastructure;
iii.
CVC recognizes that the success of any particular opportunity facilitated by RMG depends on CVC’s aggressive commitment to follow-up and solidifying the goodwill established for CVC on its behalf with the targeted entity and/or strategic partner;

iv.
CVC recognizes that the value of a business opportunity facilitated by RMG is not solely dependent on the immediate, short-term outcome to the first presentation, but the potential for the relationship, over time to develop into a free-standing contract for CVC and/or a strategic partnership that may generate multiple free-standing contracts for CVC;

v.	CVC agrees that the facilitation of a business presentation and/or the submission of a proposal for consideration are the start, not the culmination of the new business development process.

Consulting Fees

CVC will remit to RMG, upon the execution of this agreement   the sums set forth under Schedule “A” ON THE 1ST DAY OF EACH MONTH, WITH AN EQUAL SUM DUE AND PAYABLE EACH MONTH THEREAFTER FOR A PERIOD OF TWO YEARS , unless terminated sooner, as well as any additional compensation due to RMG for commissions pursuant to Schedule A.

Due upon execution of this agreement shall be the first and last month’s consulting fees.

Expenses

All operational costs, including expenses, overhead, and professional fees owed to Corporate Ambassadors under the contract to RMG, shall be RMG’s sole responsibility.   CVC will be responsible for the costs of airline travel, ordinary and customary lodging expenses and car rental, only when and if necessary, for Ambassadors to attend business presentations. CVC when it requires an Ambassador to attend any meetings that require air travel it will arrange for such travel directly providing RMG’s Ambassador with the necessary travel airline tickets. Any and all travel related activities must be pre-approved by CVC in advance.

Term of Engagement

The parties agree that this contract shall be for a term of TWO YEARS commencing on the 1st day of February 2012 and terminating on the 31st day of January 2014, unless terminated earlier. CVC agrees to provide RMG with SIXTY (60) days written notice of its intention to either renew the agreement and/or have it terminate at the end of the two-year term.

Termination Rights

Upon termination of this agreement the parties will use their best efforts and fully cooperate with each other so as to wind up all pending business development opportunities that were commenced prior to the effective date of termination.   This contract shall be subject to termination during the term of this agreement for (a) RMG’s willful and material breach and failure to perform its obligations under this agreement and (b) if, during the first twelve (12) months of this Agreement RMG has not arranged at least ten (10) presentations to interested and informed decision makers which at least eight (8) have been held, then CVC may terminate the Agreement immediately at the end of twelve (12) months.  CVC shall by the end of the (10) month advise RMG of its intention to continue with the Agreement for the second year.  Providing RMG has complied with this provision and CVC understand and agrees that it shall not be able to terminate this Agreement during the second year of this Agreement, except for RMG’s willful and material breach and failure to perform its obligations during the second year of this Agreement. Termination shall be effective of a SIXTY (60) day written notice from CVC to RMG.

As a result of any termination CVC shall have no right to engage any RMG Corporate  Ambassador assigned under this contract by entering into an individual consulting agreement with any RMG Corporate Ambassador in circumvention of RMG’s relationship with its Corporate Ambassadors in that RMG considers all of its Corporate Ambassador relationships to be proprietary in nature.  Any attempt to circumvent RMG’s rights afforded under this agreement shall be constitute a material breach of this agreement during its term.  However, RMG would not be opposed to CVC hiring as a full time employee any of  RMG’s Corporate Ambassadors.

Regardless of any termination however CVC shall be responsible for making all payments due to RMG under “Schedule A” including any and all fees and commissions accrued or to be paid to RMG pertaining to any contract awarded to CVC due to RMG’s services, where such contract award occurred prior to the effective date of termination or within (12) months of the effective date of termination, after which time RMG shall not be entitled to any further payments.

Miscellaneous Clauses

Modification Rights: This shall constitute the entire agreement between parties which shall not be changed, modified or amended unless both parties mutually agree in writing to such modification and/or amendment.

NOTICE TO RMG:

Any written notice to be sent to the Relamatrix Group, Inc shall be sent to:  225 Broadway, 19th Floor, New York, NY 10007 Attn: Art Strier, CEO.

Any written notices to CVC shall be sent to:  405 State Highway, 121 bypass, suite B-240, Lewisville, TX 75067.

DISPUTES:  Any controversy, claims, suits or demands between the parties that cannot be reasonably resolved within SIXTY (60) days after either party should receive a Notice of Dispute, than both parties mutually agree that the resolution of such dispute shall be submitted to the American Arbitration Association, Commercial Division, for a final and binding decision, proceedings to be commenced upon the filing of a Notice and Demand for Arbitration.  Cost and expenses of the arbitration, including necessary counsel fees shall be the responsibility of each party.  The parties shall mutually agree that only one arbitrator shall be necessary whose decision shall be final and binding upon the parties.  Either party to the arbitration proceeding shall be entitled to the use of discovery prior to any arbitration hearing.  The parties however may mutually agree to mediate any such dispute, in lieu of Arbitration, by mutually selecting to resolve such dispute by way of a Mediation proceeding. The venue for any dispute shall be in the State and City of which ever party to this agreement making any claim or demand under the terms of this agreement.

In Witness thereof, the parties have executed the above agreement with the full authority vested in them by their respective Board of Directors on the 15 of December 2011.

RELAMATRIX GROUP, INC.	CareView Communications, Inc.

BY: /s/ Art Strier	BY: /s/ Samuel A. Greco
ART STRIER, CEO	SAMUEL A. GRECO, CEO